                                            FILED PURSUANT TO RULE NO. 424(b)(3)
                                            REGISTRATION NO. 333-10749



                            ML GLOBAL HORIZONS L.P.
                   PROSPECTUS SUPPLEMENT DATED JULY 29, 1997
                                      TO
                        PROSPECTUS DATED APRIL 4, 1997

          As of July 1, 1997, the Net Asset Value per Unit of ML Global Horizons L.P. (the "Fund") had risen to $146.46 from the initial $100 Net Asset Value per Unit as of January 4, 1994.

                           -------------------------

          The allocation of the Fund's assets among its core Advisors as of July 1, 1997 is set forth below in the parentheses following each core Advisor's name. The accompanying Prospectus includes more detailed information concerning the core Advisors. See "The Advisors" and "The Core Advisors" in the Prospectus. Core Advisors are Advisors allocated 10% or more of the Fund's assets for management. Non-core Advisors are each allocated less than 10% of the Fund's assets for management. The particular percentage allocations to the non-core Advisors are not stated below because they are subject to frequent changes due to differential performance as well as reallocations of the Fund's assets among non-core Advisors by Merrill Lynch Investment Partners Inc. ("MLIP").

                                                                           Annualized          Assets Under
                                                        Worst/Best          Standard            Management           General
                                                         Monthly            Deviation              In                Strategy
                                                    Rate of Return/1/      of Return/2/       Fund Program/3/    Classification/4/
                                                    -----------------      ------------       ---------------    -----------------
Core Advisors
  ARA Portfolio Management Company, L.L.C.           (6.48)%/5//7.89%        10.8%            $102.8 million     Technical:
     Alpha Program (13.5%)                                                                                       trend-following
  Chesapeake Capital Corporation                     (10.98)%/15.99%         17.7%            $904.6 million     Technical:
     Diversified Program (38%)                                                                                   trend-following
  John W. Henry & Company, Inc.                      (27.7)%/5//25.5%        25.6%            $1.1 billion       Technical:
     Financial and Metals Portfolio (24%)                                                                        trend-following
Non-Core Advisors
  Di Tomasso Group Inc.                              (23.95)%/31.45%         31.1%            $85.05 million     Discretionary:
     Equilibrium Trading Program                                                                                 fundamental
  Graham Capital Management, L.P.                    (3.31)%/2.05%           15.2%            $62.2 million      Mean reversion:
     Natural Resources Program                                                                                   trend-following
  Willowbridge Associates Inc.                       (13.7)%/32.01%          34.9%            $344 million       Discretionary:
     XLIM Program                                                                                                fundamental

          PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     Performance and assets under management information is current as of April 30, 1997. Performance figures are not audited.

     Futures trading is highly leveraged, as is each Advisor's trading program. No Advisor has been asked to make any special adjustments to its leveraging policies in the case of the Fund. See "Risk Factors" in the Prospectus.

     In considering the leverage at which the different Advisors trade and the volatility of their performance, prospective investors should recognize that due to the limited percentage of the Fund's assets allocated to each of them, none of the non-core Advisors, individually, is likely to have a material effect, over the short term, on either the overall return or the overall performance volatility of the Fund.

     Each current non-core Advisor receives Consulting Fees of up to 2% per annum of the Fund's assets managed by such Advisor, plus quarterly or annual Profit Shares of between 20% and 25% of any cumulative New Trading Profit achieved.
                           -------------------------

     James M. Bernard, formerly a Senior Vice-President and Treasurer of MLIP, is no longer with the firm. Mr. Bernard is no longer an Officer or Director of the Fund.
                           -------------------------

     On June 24, 1997, the Commodity Futures Trading Commission("CFTC") accepted an Offer of Settlement from Merrill Lynch Futures Inc. ("MLF") and others, in a matter captioned "In the Matter of Mitsubishi Corporation and Merrill Lynch Futures Inc., et al.," CFTC Docket No. 97-10, pursuant to which MLF, without admitting or denying the allegations against it, consented to a finding by the Commission that MLF had violated Section 4c(a)(A) of the Commodity Exchange Act (the "Act"), relating to wash sales, and CFTC Regulation 1.37(a), relating to recordkeeping requirements. MLF agreed to cease and desist from violating
Section 4c(a)(A) of the Act and Regulation 1.37(a), and to pay a civil monetary penalty of $175,000.

---------------

1. The lowest and the highest monthly rate of return for the program traded for the Fund. Performance information is presented for the period from January 1, 1992 (or inception, if later) through April 30, 1997.
2. An annualized standard deviation of 2% and a mean return of 1% would mean that approximately two-thirds of all monthly returns during a year have historically fallen between (1)% and 3%, i.e., within a range (deviation) of 2% above or below the mean. Standard deviation is one widely-accepted measure of risk, as standard deviation indicates the variability of returns. In general, the more variable an Advisor's historical returns, the greater the risk that substantial losses have been included within the historical range of returns.
3. Approximate assets under management in the program traded for the Fund ("notional" funds excluded).
4. See "The Core Advisors" in the Prospectus for a description of these strategy classifications.
5. The Worst Monthly Rate of Return of any individual account, not of the program on a composite basis.

                           -------------------------

IN ADDITION TO THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS MUST BE ACCOMPANIED BY
  SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 CALENDAR DAYS.

                           -------------------------

  THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY
                  OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT.

                           -------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

              Merrill Lynch, Pierce, Fenner & Smith Incorporated
                                 Selling Agent
                    Merrill Lynch Investment Partners Inc.
                                General Partner